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                                                                     Exhibit 5.1

January 31, 2001


United Wisconsin Services, Inc.
401 West Michigan Street
Milwaukee, Wisconsin  53203

Dear Sir or Madam:

          We have acted as counsel to United Wisconsin Services, Inc., a Wisconsin corporation ("UWS"), in connection with the registration statement of UWS on Form S-4, Registration No. 333-52674 (the "Registration Statement"), relating to the proposed issuance of shares of common stock, without par value (the "Shares"), of UWS to Wisconsin BC Holdings, LLC ("Holdings") pursuant to the terms of the Exchange Agreement, dated December 22, 2000 (the "Agreement") by and among UWS, Holdings and Blue Cross & Blue Shield United of Wisconsin.

          As counsel to UWS, we are familiar with its amended articles of incorporation, by-laws, minutes of meetings of shareholders and directors, and other corporate records. We have examined the Registration Statement and the exhibits thereto, including the Agreement. Based upon the foregoing, we are of the opinion that:

          1. UWS is a corporation validly existing under the laws of the State of Wisconsin; and

          2. The Shares being offered pursuant to the proxy statement/prospectus contained in the Registration Statement are duly authorized and, when delivered in accordance with the terms and conditions of the Agreement, will be legally issued, fully paid and non-assessable, except as provided in Wis. Stat. Section 180.0622(2)(b) and judicial interpretations thereof.

          We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of our name under the heading "Legal Opinions" in the Registration Statement and related proxy statement/prospectus.


                                   Sincerely,


                              /s/  MICHAEL BEST & FRIEDRICH LLP